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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ___________

                                 SCHEDULE 14D-9
                               (Amendment No. 1)


          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    PSC INC.
                           (Name of Subject Company)

                                    PSC INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
           (including the associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                   69361E107
                     (CUSIP Number of Class of Securities)

                               William J. Woodard
             Vice President, Chief Financial Officer and Treasurer
                                    PSC Inc.
                                675 Basket Road
                            Webster, New York  14580
                           Telephone: (716) 265-1600
                          Facsimile:  (716)  265-6409
      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                With copies to:
                            Winthrop G. Minot, Esq.
                                  Ropes & Gray
                            One International Place
                             Boston, MA 02110-2624
                           Telephone: (617) 951-7000
                           Facsimile: (617) 951-7050

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[_]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 19, 2000 by PSC Inc., a New York corporation (the "Company"), relating to the offer by Mohawk Acquisition Corp. to purchase (i) all outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of the Company including the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of December 30, 1997, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C., as rights agent, at a purchase price of $8.45 per share of Common Stock, (ii) all outstanding shares of Series
A Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), of the Company at a purchase price of $105.625 per share and (iii) the warrant, exercisable prior to July 12, 2006, representing rights to purchase an aggregate of 180,000 shares of Common Stock, at a purchase price of $0.45 for each underlying share of Common Stock represented by the warrant, and the warrants exercisable prior to July 12, 2006, representing rights to purchase an aggregate of 975,000 shares of Common Stock, at a purchase price of $3.20 for each underlying share of Common Stock represented by each warrant (collectively, "Warrants"), in each case net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal for Common Stock, Preferred Stock and Warrants, as applicable, copies of which are filed as Exhibits (a)(1) and (a)(2) through (a)(4), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 8. Additional Information

        On July 24, 2000, Parent, Purchaser and the Company executed a Termination Agreement, whereby the parties agreed to terminate the Offer, effective July 24, 2000. All shares of Common Stock, Preferred Stock and Warrants tendered in the Offer and not withdrawn will be returned to such holders.

Item 9. Exhibits

        Item 9 is hereby amended by adding the following exhibits.

Exhibit No.    Description
-----------    -----------

(a)(6)         Press Release issued by Parent, Purchaser and the Company on
               July 25, 2000.

(e)(4) Termination Agreement, dated as of July 24, 2000, among Parent, Purchaser and the Company.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   PSC Inc.


                                   By: /s/ William J. Woodard
                                       --------------------------------------
                                       Name: William J. Woodard
                                       Title: Vice President, Chief Financial
                                              Officer and Treasurer

Dated:  July 25, 2000